SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                              (Amendment No. 7)(1)


                        PRICE COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    741437305
                                 (CUSIP Number)

                                    Copy to:

Mr. Edward Grinacoff
Sandler Capital Management              Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor            750 Lexington Avenue
New York, New York 10153                New York, New York 10022
Telephone (212) 754-8100                Telephone (212) 735-8600

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                   May 5, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following page(s))


----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    -1 of 18-

CUSIP
No. 741437305                          13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Sandler Capital Management

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         932,997 shares                                         2.7%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                 0%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         932,997 shares                                         2.7%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                 0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     932,997 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     2.7%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -2 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Michael J. Marocco

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,597,395 shares                                       4.7%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,597,395 shares                                       4.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     1,597,395 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     4.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -3 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     John Kornreich

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,752,864 shares                                       5.2%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,752,864 shares                                       5.2%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     1,752,864 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     5.2%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -4 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Harvey Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         913,686 shares                                         2.7%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,597,395 shares                                       4.7%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         913,686 shares                                         2.7%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,597,395 shares                                       4.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     2,511,081 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     7.4%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -5 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Andrew Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,597,395 shares                                       4.7%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,597,395 shares                                       4.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     1,597,395 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     4.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -6 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Phyllis Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) and 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    913,686 shares                                         2.7%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    913,686 shares                                         2.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     913,686 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     2.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -7 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Sandler Associates

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) and 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         664,398 shares                                         2.0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                 0%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         664,398 shares                                         2.0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                 0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     664,398 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     2.0%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -8 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     J.K. Media L.P.

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) and 2(e)                                  [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         155,469 shares                                         0.5%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                 0%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         155,469 shares                                         0.5%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                 0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     155,469 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     0.5%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -9 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Douglas Schimmel

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,597,395 shares                                       4.7%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,597,395 shares                                       4.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     1,597,395 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     4.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -10 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Hannah Stone

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,597,395 shares                                       4.7%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,597,395 shares                                       4.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     1,597,395 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     4.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -11 of 18-

CUSIP
No. 741437305                           13D
________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     David Lee

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,597,395 shares                                       4.7%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,597,395 shares                                       4.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     1,597,395 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     4.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -12 of 18-

     This  statement,  dated May 5,  1999,  constitutes  Amendment  No. 7 to the
Schedule 13D, dated October 6, 1997, regarding the reporting persons ownership of certain securities of Price Communications Corporation (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 7 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

     The information contained herein that refers to matters occurring on or after May 4, 1999, reflects a five-for-four stock split effected on such date.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The source of funds for the acquisition of the additional securities was the general working capital of Sandler Associates.

     The amount of funds used in acquiring the shares of Common Stock is set forth below:

                                        Number of Shares          Purchase Price
                                        ----------------          --------------
     Sandler Associates                      30,000                  $333,750


ITEM 4. Purpose of Transaction.

     The reporting persons acquired their securities for the purposes of investment.

     Other than the reporting persons purchase or sale of additional securities of the Issuer, no reporting person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 33,871,057 shares of Common Stock outstanding as reported by the Issuer in its Form 10-K/A Amendment No. 2 for the year ended December 31, 1998, as adjusted for a five-for-four stock split effected in May 1999) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 5, 1999:


                                   -13 of 18-

                                      Shares of            Percentage of Shares
                                     Common Stock             of Common Stock
     Name                        Beneficially Owned(2)     Beneficially Owned(2)
     ----                        ---------------------     ---------------------

Sandler Capital Management            932,997(3)                   2.7%

Michael J. Marocco                  1,597,395(3,4,5)               4.7%

John Kornreich                      1,752,864(3,4,5,6)             5.2%

Harvey Sandler                      2,511,081(3,4,5,7)             7.4%

Andrew Sandler                      1,597,395(3,4,5)               4.7%

Phyllis Sandler                       913,686(4,7)                 2.7%

Sandler Associates                    664,398(5)                   2.0%

J.K. Media L.P.                       155,469(6)                   0.5%

Douglas Schimmel                    1,597,395(3,4,5)               4.7%

Hannah Stone                        1,597,395(3,4,5)               4.7%

David Lee                           1,597,395(3,4,5)               4.7%


     (b) By virtue of being the general partner of SIP and the manager of certain accounts owning shares of Common Stock and Warrants with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 932,997 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 2.7% of the outstanding Common Stock.

     By virtue of being the sole shareholder of MJDM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 1,597,395 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 4.7% of the outstanding Common Stock.


----------
     (2) Includes shares of Common Stock issuable upon the exercise of the Warrants.


     (3) Includes 932,997 shares of Common Stock owned by SCM. SCM disclaims beneficial ownership of 849,014 shares of Common Stock and 83,983 shares of Common Stock issuable upon the exercise of the Warrants held in accounts managed by SCM.

     (4)  The  reporting   person  disclaims   beneficial   ownership  of  these
          securities, except to the extent of his/her/its equity interest therein.

     (5)  Includes 664,398 shares of Common Stock owned by Sandler Associates.


     (6)  Includes 155,469 shares of Common Stock owned by J.K. Media.

     (7)  Includes 913,686 shares of Common Stock owned by Harvey Sandler.

                                   -14 of 18-

     By virtue of being the majority shareholder of Four JK Corp., a general partner of Sandler Associates and a general partner of J.K. Media L.P., John Kornreich may be deemed to have shared power to vote and to dispose of 1,752,864 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 5.2% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp. and a general partner of Sandler Associates, Harvey Sandler may be deemed to have shared power to vote and to dispose of 1,597,395 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 4.7% of the outstanding Common Stock. Harvey Sandler has sole power to vote and to dispose of 913,686 shares of Common Stock, representing approximately 2.7% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ALCR Corp. and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 1,597,395 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 4.7% of the outstanding Common Stock.

     By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 913,686 shares of Common Stock, representing approximately 2.7% of the outstanding Common Stock.

     Sandler Associates has sole power to vote and to dispose of 664,398 shares of Common Stock, representing approximately 2.0% of the outstanding Common Stock.

     J.K. Media has sole power to vote and to dispose of 155,469 shares of Common Stock, representing approximately 0.5% of the outstanding Common Stock.

     By virtue of being the sole shareholder of SERF Corp. and a general partner of Sandler Associates, Douglas Schimmel may be deemed to have shared power to vote and to dispose of 1,597,395 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 4.7% of the outstanding Common Stock.

     By virtue of being the sole shareholder of TERPSI Corp. and a general partner of Sandler Associates, Hannah Stone may be deemed to have shared power to vote and to dispose of 1,597,395 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 4.7% of the outstanding Common Stock.

     By virtue of being the sole shareholder of JIRAKAL Corp. and a general partner of Sandler Associates, David Lee may be deemed to have shared power to vote and to dispose of 1,597,395 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 4.7% of the outstanding Common Stock.


                                   -15 of 18-

     (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from March 5, 1999 through May 5, 1999, inclusive:

                                                        Number of Shares of
                                     Purchase or          Common Stock           Purchase or
    Name of Shareholder               Sale Date        Purchased or (Sold)       Sale Price
    -------------------              -----------       -------------------   -------------------
Sandler Associates                     3/31/99               30,000                $11.125

                                        4/7/99              (30,000)              $13.0125

                                       4/26/99              (35,100)              $16.4375

                                       4/27/99              (30,000)              $16.3375

                                       4/28/99               (5,100)              $16.0319

                                        5/5/99             (100,000)              $11.8125


Sandler Capital Management             4/7/999              (20,000)              $13.0125

                                       4/16/99              (35,000)               $15.875

                                       4/27/99              (20,000)              $16.3375

                                        5/4/99                 (700)                $15.75

                                        5/5/99              (50,000)              $11.8125


J.K. Media                             4/19/99              (30,000)              $16.0342


     All sales of shares of Common Stock were effected in open market transactions on the American Stock Exchange.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


                                   -16 of 18-

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.


Dated: May 14, 1999

                                             Michael J. Marocco
                                             -----------------------------------
                                             Michael J. Marocco

                                             John Kornreich
                                             -----------------------------------
                                             John Kornreich

                                             Harvey Sandler
                                             -----------------------------------
                                             Harvey Sandler

                                             Andrew Sandler
                                             -----------------------------------
                                             Andrew Sandler

                                             Douglas Schimmel
                                             -----------------------------------
                                             Douglas Schimmel

                                             Hannah Stone
                                             -----------------------------------
                                             Hannah Stone

                                             David Lee
                                             -----------------------------------
                                             David Lee

                                   SANDLER CAPITAL MANAGEMENT

                                   By: ARH Corp.

                                        By:  Edward Grinacoff
                                             -----------------------------------
                                             Name: Edward Grinacoff
                                             Title: Secretary and Treasurer

                                             Phyllis Sandler
                                             -----------------------------------
                                             Phyllis Sandler


                                   -17 of 18-

                                   SANDLER ASSOCIATES


                                        By:  Andrew Sandler
                                             -----------------------------------
                                             Name: Andrew Sandler
                                             Title: General Partner

                                   J.K. MEDIA L.P.


                                        By:  John Kornreich
                                             -----------------------------------
                                             Name: John Kornreich
                                             Title: General Partner



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                   -18 of 18-